UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2) *

GLOBAL-E ONLINE LTD.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

M5216V106

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M5216V106	13G	Page 2 of 5 Pages

1.	Names of Reporting Persons Marc Stad
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 15,296,541
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 15,296,541

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,296,541
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.2% (1)
12.	Type of Reporting Person (See Instructions) IN, HC

[1]	Based on 166,992,187 Ordinary Shares outstanding as of May 9, 2024, as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on May 10, 2024.

CUSIP No. M5216V106	13G	Page 3 of 5 Pages

1.	Names of Reporting Persons Dragoneer Investment Group, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 15,296,541
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 15,296,541

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,296,541
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.2% (1)
12.	Type of Reporting Person (See Instructions) IA, OO

[1]	Based on 166,992,187 Ordinary Shares outstanding as of May 9, 2024, as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on May 10, 2024.

CUSIP No. M5216V106	13G	Page 4 of 5 Pages

AMENDMENT NO. 1 TO SCHEDULE 13G

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Ordinary Shares of the Issuer on February 14, 2023 (the “Original Schedule 13G”), as amended by Amendment No. 1 thereto on February 14, 2024 (“Amendment No. 1” and, together with the Original Schedule 13G, the “Schedule 13G”). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13G. Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings herein as are ascribed in the Schedule 13G.

The following Items of the Schedule 13G are hereby amended and restated as follows:

Item 4.	Ownership

(a) through (c)

The information set forth in Rows (5) through (11) of the cover pages to this Schedule 13G is incorporated herein by reference for each Reporting Person.

Dragoneer Investment Group, LLC (the “Dragoneer Adviser”) is a registered investment adviser under the Investment Advisers Act of 1940, as amended. As the managing member of Dragoneer Adviser, Cardinal DIG CC, LLC may also be deemed to share voting and dispositive power with respect to the Ordinary Shares. Marc Stad is the sole member of Cardinal DIG CC, LLC. By virtue of these relationships, each of the Reporting Persons may be deemed to share beneficial ownership of the Ordinary Shares of the Issuer.

CUSIP No. M5216V106	13G	Page 5 of 5 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2024

/s/ Marc Stad
Marc Stad

DRAGONEER INVESTMENT GROUP, LLC

By:	Cardinal DIG CC, LLC
Its:	Managing Member

By:	/s/ Pat Robertson
Name: Pat Robertson Title: Chief Operating Officer